--------------------------
                                                 |        OMB APPROVAL      |
                                                  --------------------------
                                                 |OMB Number       3235-0145|
                                                 |Expires: February 28, 2009|
                                                 |Estimated average burden  |
                                                 |hours per response....14.5|
                                                  --------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D-A
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                        NATIONAL BANCSHARES CORP/OHIO
                    112 W. MARKET ST. ORRVILLE OHIO 44667
---------------------------------------------------------------------------
                              (Name of Issuer)


                                COMMON STOCK
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 632 592 101
---------------------------------------------------------------------------
                               (CUSIP Number)


                          Harry C.C. MacNealy, CEO
                 MacNealy Hoover Investment Management, Inc.
                         200 Market Ave. N Suite 200
                             Canton, Ohio 44702
                               (330) 454-1010
---------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                    02/05/08
---------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTIONS] 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 632 592 101
---------------------------------------------------------------------------
1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only).

      34-1891992 MacNealy Hoover Investment Management, Inc.
---------------------------------------------------------------------------
2)    Check The Appropriate Box if a Member of a Group (See Instructions)

      (a)    [ ]
      (b)    [ ]
---------------------------------------------------------------------------
3)    SEC Use Only

---------------------------------------------------------------------------
4)    Source of Funds (See Instructions)

            00
---------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------
6)    Citizenship or Place of Organization

            United States
---------------------------------------------------------------------------
      Number of                  (7)   Sole Voting Power              -0-
      Shares                     ------------------------------------------
      Beneficially               (8)   Shared Voting Power        163,171
      Owned by                   ------------------------------------------
      Each Reporting             (9)   Sole Dispositive Power           0
      Person With                ------------------------------------------
                                 (10)  Shared Dispositive Power   165,880
---------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            163,171
---------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)

---------------------------------------------------------------------------
13)   Percent of Class Represented By Amount in Row (11)

            7.1%
---------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

            IA
---------------------------------------------------------------------------

      This Amendment No. 2 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend the Schedule 13D relating to the common stock of the issuer filed January 17, 2007 by such person with the Commission. This Amendment No. 2 to Schedule 13D is filed to disclose an increase in the percentage of the common stock that may be deemed to be beneficially owned by certain of the reporting persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

      For the accounts of clients other than its Chief Executive Officer and its President, the source of funds for the 165,880 shares of Issuer common stock for which MacNealy Hoover Investment Management, Inc. has management responsibility is client funds managed by MacNealy Hoover Investment Management, Inc. Mr. MacNealy holds 2,200 shares in his trust, 4,000 shares in his retirement account, and 200 shares in a custodian account for his child. All of the 6,400 shares were acquired using Mr. MacNealy's personal funds and are included in the 165,880 shares for which MacNealy Hoover Investment Management, Inc. has management responsibility. Mr. Charles H. Hoover holds 400 shares in his account and 500 shares in custodian accounts for his children. These 900 shares were acquired using Mr. Hoover's personal funds and are included in the 165,880 shares for which MacNealy Hoover Investment Management has management responsibility. The shares of Issuer common stock in client accounts for which MacNealy Hoover Investment Management has management responsibility are held at various brokerage accounts selected by the clients. The 165,880 shares have been acquired over a number of years, with a cumulative aggregate purchase price of approximately $3,600,050. To the best knowledge of the Filing Persons, none of these shares were acquired using borrowed funds or margin credit.

Item 4. Source of funds

      Not applicable as to all but 7,300 shares shown in Row 11 below. Of the shares shown in Row 11, 6,600 are held in the accounts of the Filing Persons and 700 shares are in the accounts of the Filing Persons as custodian for the children, which shares were acquired with personal funds, PF.

Item 5. Interest in Securities of the Issuer

      (a) and (b) Number and Percentage of Shares. Although the Filing Persons may be deemed under Securities and Exchange Commission rules to be beneficial owners of the shares herein as beneficially owned by them, the Filing Persons disclaim beneficial ownership of all of those shares, except that Mr. MacNealy does not disclaim beneficial ownership of the 6,400 shares held in his personal accounts or as custodian for the children and Mr. Hoover does not disclaim beneficial ownership of the 900 share held in his personal account or as custodian for his children. The Filing Persons do not have sole voting power over any of these shares, nor do they have sole power to dispose of any of these shares. In every case, voting power and the power to dispose of these shares are shared with clients whose accounts are managed by MacNealy Hoover Investment Management, Inc. MacNealy Hoover Investment Management, Inc. merely acts as investment advisor. Its clients retain all rights of ownership in assets maintained in managed accounts. Ownership of the Issuer's common stock reported herein is distributed among more than 50 client relationships, every one of which accounts for less than 5.0% of the Issuer's common stock issued and outstanding.

      The Filing Persons have both voting and the power to dispose of certain of the shares reported herein. They have shared voting power over 163,171 shares and the shared power to dispose of 165,880 shares. The shares reported herein exclude 500 shares of Issuer common stock held in clients' accounts as to which MacNealy Hoover Investment Management, Inc. has neither voting nor investment power.

      The aggregate of 163,171 shares reported herein as beneficially owned by the Filing Persons represents 7.1% of the Issuer's issued and outstanding common stock. This percentage is based upon National Bancshares Form 10 QSB Quarterly Report for the quarter ending September 30, 2007 which states that 2,289,528 shares of common stock were issued and outstanding as of September 30, 2007.

                           The Following Transactions
                           Have Occurred Within The
                                 Last 60 Days.

                 Date       Buy/Sell     Shares      Price
                 ----       --------     ------      -----

              12/12/2007      Buy       1,302       $15.56
              12/14/2007      Buy         300       $16.22
              12/21/2007      Buy         500       $16.06
              12/26/2007      Sell      1,300       $15.99
              12/26/2007      Buy       1,408       $16.02
              12/27/2007      Buy       1,200       $16.21
              12/28/2007      Buy         992       $16.28
              12/31/2007      Buy         200       $16.30
              01/03/2008      Buy         400       $16.82
              01/15/2008      Buy          62       $16.71
              01/23/2008      Buy         300       $17.50
              01/25/2008      Buy         138       $17.55
              01/27/2008      Buy         300       $18.03

                                 Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 5, 2008            MacNealy Hoover Investment Management, Inc.

                                  By: Harry C.C. MacNealy
                                      -------------------------------
                                      Chief Executive Officer
                                      Chief Compliance Officer

                                 Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 5, 2008            MacNealy Hoover Investment Management, Inc.

                                  By: Charles H. Hoover
                                      -------------------------------
                                      President